Exhibit 1A-5

EXIBIT 1-A -5 VOTING

The holders of the Common Stock are entitled to one vote for each share held at all meetings of shareholders (and written actions in lieu of meeting).

There shall be no cumulative voting.

The holders of shares of Common Stock are entitled to dividends when and as declared by the Board from funds legally available therefore, and upon liquidation are entitled to share pro rata in any distribution to holders of Common Stock.

There are no preemptive, conversion or redemption privileges, nor sinking fund provisions with respect to the Common Stock.